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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                                AMENDMENT NO. 1



                               -------------------

                                PLC SYSTEMS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

            Options to Purchase Common Stock, No Par Value Per Share,
               Having an Exercise Price of $.75 or More Per Share
                         (Title of Class of Securities)
                               -------------------

                                    69341D104
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                               -------------------

                                Mark R. Tauscher
                      President and Chief Executive Officer
                                PLC Systems Inc.
                                  10 Forge Park
                          Franklin, Massachusetts 02038
                            Telephone: (508) 541-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                            Richard G. Costello, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000
                               -------------------

                            CALCULATION OF FILING FEE

================================================================================
           TRANSACTION VALUATION(1)         AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
             $1,494,456                             $138
================================================================================

(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,092,845 shares of common stock of PLC Systems Inc. having a weighted average exercise price of $1.3675 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

(2) Previously paid. The amount of the filing fee is calculated at $92 per $1,000,000 of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $138               Filing Party: PLC Systems Inc.
      Form or Registration No.: Schedule TO-I    Date Filed: August 26, 2002


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by PLC Systems Inc. (the "Company") with the Securities and Exchange Commission on August 26, 2002 (the "Schedule TO") relating to an option exchange program being conducted by the Company for compensatory purposes. This Amendment No. 1 includes as Exhibit (a)(1) the Offer to Exchange Outstanding Stock Options, dated August 26, 2002, as amended on September 16, 2002, including Summary Term Sheet.

     Paragraph 6 of the Instructions to Exhibit (a)(2) to the Schedule TO, Form of Election Form (the "Election Form"), contains the Company's reservation of the right "to waive any of the conditions of the offer and any defect or irregularity with respect to any particular options surrendered for exchange or any particular optionholder". The Company confirms that, to the extent that it waives a particular condition, defect or irregularity with respect to any optionholder, it will waive the same condition, defect or irregularity for all optionholders.

     Page 2 (first bullet point) of the Election Form contains an acknowledgement that states: "Any Eligible Options tendered by me on the Election Form are subject to the terms and conditions of the offer as set forth in the Offer to Exchange, a copy of which I acknowledge having received and read." Page 1 (second full paragraph) of Exhibit (a)(3) to the Schedule TO, Form of Notice of Withdrawal, contains an acknowledgement that states: "I have read and understood all of the terms and conditions of the offer to exchange options, including the consequences of a withdrawal." The Company disclaims the optionholder's obligation to make either such acknowledgement to the Company.



ITEM 12. EXHIBITS.



     Item 12 is hereby amended and supplemented to add the following exhibits, each of which are filed herewith:

(a) (1) Offer to Exchange Outstanding Stock Options, dated August 26, 2002, as amended on September 16, 2002, including Summary Term Sheet.

     (7) Cover Letter to Eligible Optionholders, dated September 16, 2002.



                                    SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                           PLC SYSTEMS INC.

Date:  September 16, 2002                  /s/ Mark R. Tauscher
                                           -------------------------------------
                                           Mark R. Tauscher
                                           President and Chief Executive Officer



                                       1
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                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION



(a) (1) Offer to Exchange Outstanding Stock Options, dated August 26, 2002, as amended on September 16, 2002, including Summary Term Sheet.

      (7) Cover Letter to Eligible Optionholders, dated September 16, 2002.



                                       2